Mail Stop 3010

June 18, 2009

VIA USMAIL and FAX (404) 407-1151

Mr. James A. Fleming
Executive Vice President and Chief Financial Officer
Cousins Properties Incorporated
191 Peachtree Street NE, Suite 3600
Atlanta, Georgia 30303-1740

Re: Cousins Properties Incorporated
Form 10-K for the year ended December 31, 2008
Filed on February 27, 2009
File No. 001-11312

Dear Mr. James Fleming:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2008 Performance and Company and Industry Trends, page 33

1. We note that you have closed on 13 of the 137 units available for sale in your 10 Terminus Place condominium property. Please tell us whether you are offering

any sales incentives to prospective buyers for 10 Terminus Place and/or any other property. To the extent that sales incentives are being offered, please tell us how you are accounting for such incentives and your basis in GAAP that supports your accounting treatment.

Critical Accounting Policies

Long-Lived Assets, page 35

2.   Refer to the third paragraph on page 34. We note that many of the company's tenants negotiate co-tenancy clauses into their lease agreements which allow them to reduce their rents or close their stores in the event that a certain number of co-tenants close their stores or if overall occupancy declines below a certain level. Given that the company has experienced a reduction in its occupancy of retail properties due to bankruptcies and store closings, tell us how the co-tenancy clauses impact your impairment analysis of your properties.

Exhibits 31.1 and 31.2

3.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Specifically, we noted that certain language, "(the registrant's fourth fiscal quarter in the case of an annual report)", was deleted from paragraph 4(d). Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant